**BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (RE: BNYM)**


BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (RE: BNYM)

PRINCIPAL SANCTION: CEASE AND DESIST

OTHER SANCTIONS: ORDER OF ASSESSMENT OF A CIVIL MONETARY PENALTY

DATE INITIATED 12/01/2010

DOCKET NO. 12-018-CMP-SMB

BANK OF NEW YORK MELLON

ON SEPTEMBER 22,2008, BANK OF NEW YORK MELLON ("BNYM") BORROWED FROM THE BOSTON RESERVE BANK UNDER THE ASSET-BACKED COMMERCIAL PAPER MONEY MARKET MUTUAL FUND LIQUIDITY FACILITY (THE "AMLF"), WHICH BORROWING WAS SUPPORTED BY ASSET-BACKED COMMERCIAL PAPER ("ABCP")COLLATERAL BNYM PLEDGED TO THE BOSTON RESERVE BANK. IT WAS ALLEGED THAT DUE TO THE FAILURE IN ITS INTERNAL PROCESSES AT THAT TIME, A PORTION OF THE ABCP COLLATERAL THAT BNYM HAD PLEDGED TO THE BOSTON RESERVE BANK WAS INELIGIBLE UNDER THE TERMS OF THE AMLF. AS A RESULT, BNYM RECEIVED MORE IN THE AMLF LOANS PROCEEDS THAN IT OTHERWISE WOULD HAVE BEEN ADVANCED BASED UPON THE ELIGIBLE ABCP COLLATERAL IT PLEDGED. SUBSEQUENTLY, BNYM TIMELY RE-PAID ALL AMOUNTS BORROWED UNDER THE AMLF.

RESOLUTION DATE: 04/13/2012

AMOUNT: $ 6,000,000.00

OTHER SANCTIONS ORDERED: WITHIN 60 DAYS OF THIS ORDER, BNYM SHALL SUBMIT TO THE FEDERAL RESERVE BANK OF NEW YORK ("NEW YORK RESERVE BANK") AN ACCEPTABLE WRITTEN PLAN TO ENHANCE ITS COMMUNICATION AND ESCALATION POLICIES AND PROCEDURES. THE PLAN SHALL DESCRIBE THE SPECIFIC ACTIONS THAT BNYM WILL TAKE.

SANCTION DETAIL: CEASE AND DESIST AND AN ORDER OF ASSESSMENT OF A CIVIL MONETARY PENALTY ISSUED UPON CONSENT.

THE BOARD OF GOVERNORS AND BNYM HAVE MUTUALLY AGREED TO ENTER INTO THIS COMBINED ORDER TO CEASE AND DESIST AND ORDER OF ASSESSMENT OF A CIVIL MONETARY PENALTY ISSUED UPON CONSENT (THE "ORDER") IN CONNECTION WITH BNYM'S PARTICIPATION IN THE AMLF PROGRAM BETWEEN SEPTEMBER 2008 AND JANUARY 2009, DURING WHICH TIME BNYM ALLEGEDLY BREACHED CERTAIN REPESENTATIONS AND WARRANTIES IN ITS LETTER OF AGREEMENT WITH THE BOSTON RESERVE BANK WITH RESPECT TO THE COLLATERAL BNYM PLEDGED TO THE AMLF AND FAILED TO REPORT AND RESOLVE ITS ALLEGED VIOLATIONS OF THE TERMS AND CONDITIONS OF THE AMLF